(212) 701-3380

September 18, 2006

  Re:
  TriMas Corporation:
  Form S-1 filed August 3, 2006
  File No 333-136263

Dear Ms. Long:

        On behalf of TriMas Corporation ("TriMas" or the "Company"), the Company files herewith, via EDGAR, Amendment No. 1 to its Registration Statement on Form S-1 ("Amendment No. 1") filed with the Commission on August 3, 2006 (the "Registration Statement"). This amendment sets forth the Company's responses to the Staff's comments contained in its letter dated August 30, 2006 relating to the Registration Statement. Four unmarked copies of Amendment No. 1 to the Form S-1 and copies that are marked to show changes from the originally filed Form S-1, along with three copies of this letter are to be hand delivered to you, for the Staff's convenience.

        Set forth below, for the convenience of the Staff, are the Staff's comments contained in your letter and immediately below each comment is the Company's response. Unless otherwise noted, all page references are to Amendment No. 1.

General

  1.
  Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

        Response:    The Company has advised us that it is consulting with the underwriters concerning the non-430A information described in the Staff's first comment. This information remains incomplete in Amendment No. 1 because it will be based upon market conditions at the time the Company is ready to begin marketing its shares. Specifically, the proposed price range, the number of shares to be offered by the Company and certain other price-sensitive data are not yet included in the document. The Company has been reviewing market conditions and timing for marketing with the underwriters on a continuous basis but has only received preliminary information concerning a potential price range. The Company understands that this information must be included throughout the prospectus, as appropriate, with adequate time for the Staff to review prior to circulating the prospectus.

  2.
  We note that in 1998, TriMas was acquired by Metaldyne and in November 2000 Metaldyne was acquired by an investor group led by Heartland and Credit Suisse. Credit Suisse is currently a 25% beneficial owner of Metaldyne's common stock and will be an underwriter in this offering. Metaldyne and Heartland as a group beneficially own at least 84% of the company. Please explain to us whether you believe Credit Suisse is an affiliate of the company and whether it will be making a market in the securities.

        Response:    As we noted in our letter to the Staff dated June 29, 2004 regarding the Company's Amendment No. 3 to Form S-1 file No 333-110562, although Credit Suisse currently owns approximately 25% of Metaldyne's common stock and has certain significant rights under a Metaldyne Stockholders agreement, we have been advised that Metaldyne does not consider itself to be controlled by Credit Suisse. Heartland owns more than 50% of Metaldyne's voting common stock. Heartland owns more than 50% of Metaldyne voting common stock. As a result, the Company does not believe that Credit Suisse is an affiliate of the Company. In addition, on August 31, 2006, Metaldyne agreed to be acquired by Asahi Tec Corporation pursuant to an Agreement and Plan of Merger that has been filed on a Form 8-K by Metaldyne on September 7, 2006. It is a condition to the consummation of the Merger that Metaldyne dividend or otherwise distribute its shares of the Company's common stock to each of Metaldyne's shareholders. If that dividend or distribution occurs, Metaldyne will no longer retain any interest in TriMas and affiliates of Credit Suisse will beneficially own approximately 6% of the Company's stock (assuming that the Company's offering has not yet occurred) or less (if the offering occurs prior to the dividend or distribution). Credit Suisse has advised the Company that it has not yet arrived at a conclusion as to whether it will make a market in the securities.

  3.
  All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

        Response:    The Company has filed Exhibits 10.3, 10.26 and 10.27 with Amendment No. 1 and intends to file all other required exhibits, including the legal opinion, with sufficient time for the Staff to review and provide any comments it may have prior to the Company seeking acceleration of effectiveness. See also the response to Comment #42.

  4.
  Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

        Response:    The Company and the underwriters intend to arrange to have the NASD call the Staff or otherwise provide the Staff with a letter indicating that the NASD has cleared the filing.

  5.
  Please update the information in your next amendment to comply with Rule 3-12 of Regulation S-X.

        Response:    Amendment No. 1 has been updated to comply with Rule 3-12 of Regulation S-X. The Company intends to update all future amendments, as appropriate, to continue to comply with Rule 3-12 of Regulation S-X.

  6.
  We may have further comment once items that are currently blank, such as the capitalization and dilution tables, are completed.

        Response:    The Company understands that the Staff may comment on currently blank items and intends to fill-in such items in future amendments with sufficient time for the Staff to review and provide any comments it may have prior to the Company seeking acceleration of effectiveness.

  7.
  Please revise your 1934 Act filings to address our comments on your Form S-1, if applicable.

        Response:    Upon completion of the Staff's review process, the Company intends to make any necessary revisions to its existing 1934 Act filings. In addition, the Company intends to have its future 1934 Act filings be consistent with its disclosure in the final prospectus.

Table of Contents, page i

  8.
  We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

        Response:    The Company has amended its disclosure on page i to clarify that investors may also rely on any free writing prospectus that the Company files with the Commission relating to the prospectus.

Prospectus Summary, page l

Our Company, page 1

  9.
  Currently you highlight only positive information in the summary. For example, you disclose net sales of $1,010.1 million for the year ended December 31, 2005, but do not disclose your net loss of ($45.9) million for the same period. As another example, you do not disclose your substantial debt. Revise your summary to present a balanced view of your company.

        Response:    The Company has amended its disclosure on page 1 to highlight operating profit and income from continuing operations along with net sales and has added disclosure in the "Risks Related to our Strategy" subsection on page 4 relating to the Company's substantial leverage. The Company feels that these changes, together with the existing disclosure in "Risk Factors" and its other financial statistics in "Summary Historical Financial Data," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" present a balanced view of the Company.

  10.
  Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

        Response:    The Company has disclosed on page ii under the heading "Market and Industry Data" that to the extent it has been unable to derive data from independent sources, it has expressed its belief on the basis of its own internal analyses and estimates. The Company has not funded and is not otherwise affiliated with any of the third party studies or reports from which data has been derived for the registration statement. In addition, none of the data or information included in the registration statement was prepared by a third party specifically for inclusion in the registration statement. All third party source materials that were used as part of a basis for our assertions of competitive position are widely available to the public (though they may not necessarily be free to the public).

Company Background and Our Controlling Shareholder, page 4

  11.
  Please briefly describe the relationships among the company and the controlling shareholders. For example, disclose that in 1998 you were acquired by Metaldyne Corporation and in November 2000, Metaldyne was acquired by an investor group led by Heartland Industrial Partners, L.P. and Credit Suisse. Describe any relationship between Metaldyne (f/k/a Masco Tech, Inc.) and Masco Capital Corporation. Disclose that Samuel Valenti is affiliated with all three controlling shareholders.

        Response:    The Company has added a paragraph in both "Summary—Company Background and Our Controlling Stockholder" (page 5) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (page 30) to describe Metaldyne's acquisition of the Company in 1998 and Heartland's acquisition of Metaldyne in 2000.

        The Company believes that it has disclosed all current relationships that it has with Heartland and Metaldyne under "Principal Stockholders" and "Related Party Transactions" and does not currently have any material relationship with Masco Corporation or any of its subsidiaries aside from Masco Capital Corporation's ownership of Company stock. The Company believes that it is controlled by

Heartland (both independently and through Heartland's control of Metaldyne) and therefore does not view either Metaldyne or Masco Capital Corporation independently as a controlling shareholder. The Company has also been advised that Metaldyne does not consider itself to be controlled by Masco Corporation which has a 5.8% ownership of Metaldyne voting common stock. Although Masco Corporation directly owns common stock of Metaldyne and the Company (through its wholly-owned subsidiary Masco Capital Corporation), the Company has been advised that there are no relationships between Masco Corporation or any of its subsidiaries and Metaldyne relating to voting or control of the Company outside of the TriMas Shareholders Agreement which is described on page 102. The Company has clarified on page 103 that Masco Capital Corporation is party to the Shareholders Agreement.

        On July 11, 2006, Mr. Valenti resigned from the Board of Directors of, and is therefore no longer affiliated with, Metaldyne. The Company has advised us that Mr. Valenti is no longer affiliated with Heartland. Mr. Valenti's affiliation with Masco Capital Corporation is disclosed on page 87 of the prospectus. See also our response to Comment #40.

  12.
  Disclose that the executive officer and directors as a group control 95% of the company and will continue to control the company after the offering.

        Response:    The Company discloses on page 98 that all executive officers and directors as a group control 84.3% of the Company. As noted above, the Company does not consider Masco Capital Corporation or Sam Valenti to have a control relationship with it. The Company discloses on pages 4 and 18 that Heartland will continue to control the Company after the offering. The Company has augmented its disclosure on pages 4 and 18 to indicate that Heartland will own [    ]% (to be filled-in with other non-430A information in future filings) of the Company after the offering and that one of the Company's directors is the Managing Member of Heartland.

Risk Factors, page 11

  13.
  Delete the language in the middle of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

        Response:    The Company has responded to this comment by deleting these sentences.

  14.
  We note your disclosure in the last two sentences of the second paragraph of "Off-Balance Sheet Arrangements" concerning risks if you fail to renew or replace your receivable facility. Please revise your risk factors to disclose this risk under its own heading.

        Response:    The Company has clarified its disclosure under "Off-Balance Sheet Arrangements" (page 59) in response to this comment and believes that a separate related risk factor would give disproportionate weight to this particular risk.

We have substantial debt ..., page 12

  15.
  Disclose that your debt was downgraded by Moody's Investors Services and explain why.

        Response:    The Company has added a new section titled "Credit Ratings" on page 61 in its "Management's Discussion and Analysis of Financial Condition and Results of Operations" in response to this comment. The Company discloses its current credit ratings and discusses the impact that a negative or positive ratings change might have. The Company intends to disclose any future ratings actions in its future 1934 Act Reports. However, the Company does not believe it is material to discuss prior credit rating history in light of its June 2006 credit facilities rating upgrades.

  16.
  Also, please consider adding a separate risk factor to disclose risks related to a ratings downgrade in your company or debt securities.

        Response:    See Response #15. The Company discloses the risks associated with a credit rating downgrade on page 61 and believes that a separate related risk factor would give disproportionate weight to this particular risk.

We may incur material losses and costs as a result of product liability ..., page 14

  17.
  Quantify the damages sought in the asbestos liability complaints that do provide such specific information in order to disclose the magnitude of these claims. Please also provide this information in the Business section under Legal Proceedings on page 82. Disclose how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $            ; X claims assert between $                  and $                  in compensatory and between $                  and $                  in punitive damages; X claims seek compensatory damages of less than $                  ," etc. In that regard, we note your disclosure on page 82 in the second to last paragraph.

        Response:    The Company has added disclosure on page 14 under "Risk Factors—We may incur material losses ..." to emphasize that the large majority of the pending asbestos complaints do not assert any specific amount of damages and that as a result, the Company cannot predict the magnitude of any damage awards or settlements. As stated on page 86, the Company believes that the relief that is sought in the few complaints that contain a specific amount of damages does not bear a reasonable relationship to its potential liability in these cases. The Company therefore believes that disclosure of amounts, which in most cases where amounts are stated, are statutory minimum or maximum amounts, even with cautionary language, would give potential investors an inaccurate portrayal of the Company's potential liability and could therefore be misleading.

Although we already file periodic reports ..., page 20

  18.
  Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." The risks you disclose relating to being a public company could apply to any issuer in your industry and even in other industries. Furthermore, you already are a public filer. If you elect to retain this general risk factor, you must clearly explain how it applies to your company or offering. For example, quantify and state the amount of increased expenses you expect to incur in bringing your company into compliance with Sarbanes Oxley requirements.

        Response:    The Company has deleted the risk factor.

If we fail to maintain an effective system of internal controls ..., page 21

  19.
  Disclose in the risk factor heading that your disclosure controls and procedures are ineffective. Also briefly describe the material weaknesses in internal controls that you and your auditors have identified.

        Response:    The Company has responded to this comment by modifying its risk factor heading and describing the material weakness in the risk factor on page 20.

Use of Proceeds, page 24

  20.
  Please disclose the maturity dates of your credit facilities and senior subordinated notes.

        Response:    The Company has responded to this comment by disclosing on page 24 the maturity dates of its credit facilities and senior subordinated notes.

  21.
  Please revise to quantify your intended allocation of the proceeds between debt repayment and buyout of operating leases. Please also revise your filing to include pro forma financial statements giving effect to the repayment of debt and buyout of operating leases.

        Response:    The Company has not yet decided how to allocate the proceeds of the offering, in part because a decision has not yet been reached as to the proposed price range and the number of shares to be offered by the Company. The Company intends to include more specific information on the intended allocation sufficiently in advance of requesting acceleration of effectiveness for the Staff to review and provide any comments it may have. The Company has provided an "Adjusted" column in its Balance Sheet Data table under "Summary Financial Data" (page 7) and its capitalization table under "Capitalization" (page 24) so that prospective investors can review the Company's selected balance sheet data and capitalization as adjusted for the application of offering proceeds.

Dilution, page 27

  22.
  Please also provide dilution information assuming the underwriters exercise the over allotment option.

        Response:    The Company has included dilution information assuming the underwriters exercise the over allotment option on page 26.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

Key Indicators of Performance, page 33

  23.
  On page 9 you state that you compensate for the limitations of the non-GAAP measure you refer to as Adjusted EBITDA by relying primarily on your GAAP results, using Adjusted EBITDA only supplementally. It is unclear how this is consistent with your statement on page 33 that "Adjusted EBITDA is the best indicator of our ability to service and/or incur indebtedness..." Please also revise your disclosure so that you do not imply that Adjusted EBITDA is a better indicator than amounts computed in accordance with GAAP.

        Response:    The Company has revised its disclosure on page 32 to clarify that it believes that Adjusted EBITDA together with a careful review of GAAP based measures is the best way to analyze the Company's ability to service and/or incur indebtedness.

  24.
  On page 33 you state that you believe Adjusted EBITDA facilitates operating performance comparisons from company to company. Please revise your disclosure to clarify how this is consistent with your statement on page 34 that Adjusted EBITDA has limited usefulness as a comparative measure between you and other companies in your industry.

        Response:    The Company has revised its disclosure on page 33 to clarify that Adjusted EBITDA's utility as a tool for operating performance comparisons between two companies is a matter of degree and will depend in part on the degree of similarity in the way those companies calculate their Adjusted EBITDA.

  25.
  You present Adjusted EBITDA as a measure of both performance and liquidity. Adjusted EBITDA excludes several items that required or will require cash settlement. However, Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures other than the measures EBIT and EBITDA. Please tell us how your presentation of Adjusted EBITDA as a liquidity measure is consistent with Item 10(e) of Regulation S-K and Question 10 in our

    June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures or revise accordingly.

        Response:    The Company believes that each item added to net loss in determining Adjusted EBITDA is consistent with the Company's premise of using Adjusted EBITDA as an indicator of operating performance and liquidity. Legacy stock award expense was non-recurring and non-operating in nature. Further, in prior 1933 Act and 1934 Act filings, the Company disclosed the following with respect to the legacy stock awards:

        "In addition to the foregoing contractual commitments, we have also agreed to assume certain obligations resulting from the November 2000 acquisition of Metaldyne by Heartland. At that time, Metaldyne made restricted stock grants to employees with terms that allow eligible employees to elect to receive cash at stipulated amounts in lieu of shares as the restricted stock grants vest. We have agreed to be responsible for the cash costs of those elections to the extent they relate to our current and former employees or allocable to current and former Metaldyne corporate level employees in accordance with the agreement. Under these arrangements, the approximate stipulated dollar value of the shares for which we are responsible that have vested or will vest, are as follows: $4.2 million on January 14, 2002, $7.6 million on January 14, 2003 and $8.1 million on January 14, 2004. To the extent that cash elections are not made, the employees will be entitled to retain their shares in Metaldyne, but we may decide at any time to work with Metaldyne to replace all or a portion of the restricted stock grants and related obligations at Metaldyne with new restricted stock grants and similar obligations."

        Because restricted stock award holders had the option of electing cash or Metaldyne shares, the restricted stock awards were not required to be settled in cash.

  26.
  On page 35 you state that "restructuring and integration efforts [are] not eliminated in determining Adjusted EBITDA, but that (you) would eliminate [these charges] in evaluating the quality of ... Adjusted EBITDA." Please revise this statement to clarify its meaning.

        Response:    The Company has clarified its disclosure in response to this comment on pages 32-34 and made corresponding changes on pages 8-10.

  27.
  You indicate that you expect consolidation, restructuring and integration efforts to continue. Accordingly, it is unclear why it is appropriate to eliminate the related asset impairment charges from Adjusted EBITDA. Please refer to Question 8 in our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. At a minimum, you should disclose the manner in which you compensate for the exclusion of these ongoing charges from Adjusted EBITDA and identify the substantive reasons why you believe Adjusted EBITDA provides useful information to investors regarding your performance.

        Response:    The Company eliminated these asset impairment charges because they (i) related to facilities or businesses which the Company has exited, (ii) are non-cash in nature and (iii) will not recur. The Company disclosed on page 31 that it substantially completed its significant consolidation, restructuring and integration projects in 2004, and that these projects as well as several smaller initiatives were completed in 2005. The Company has also clarified its disclosure on page 32 to indicate that significant new consolidation, restructuring, and integration efforts may occur in the future as a result of future acquisition activity and are therefore both uncertain and distinct from the prior projects.

        On pages 32-34, the Company discusses why it believes Adjusted EBITDA provides investors useful information with respect to its performance, the limitations of using Adjusted EBITDA as an analytical measure, and the ways the Company compensates for these limitations.

  28.
  Please disclose how the loss on sale leaseback of $18.2 million incurred in 2003 has been classified on the statement of operations.

        Response:    Additional disclosure has been added to Notes (c) and 3 to the tables on pages 9 and 34, respectively, indicating that of the $18.2 million loss on sale-leaseback of property and equipment, $9.7 million is included in the "Loss on disposition of property and equipment" line item in the consolidated statement of operations and $8.5 million, which is related to discontinued operations, has been included in the "Discontinued operations, net of income tax benefit" line item in the consolidated statement of operations.

Segment Information and Supplemental Analysis, page 35

  29.
  Please revise your presentation of summarized segment results on pages 36 and 38 to include a reconciliation of the sum of the segment performance measure you refer to as Adjusted EBITDA to GAAP net income. Please refer to Question 19 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

        Response:    The Adjusted EBITDA amount reported in the segment information summarized in "Management's Discussion and Analysis of Financial Condition and Results of Operations" formerly included continuing operations only. The Company has revised its disclosure to also include line items for Discontinued Operations and Total Company Adjusted EBITDA, which now reconciles to Adjusted EBITDA amounts appearing elsewhere in the registration statement.

Results of Operations, page 38

  30.
  Please discuss Adjusted EBITDA by segment for each period presented. Your discussion should indicate the business reasons for changes in Adjusted EBITDA between periods for each segment, and to the extent practicable you should quantify the impact of the individual business reasons discussed. In addition, you should discuss and quantify the components of the Corporate Expenses and Management Fees line item from your presentation of Adjusted EBITDA on page F-36 for each period presented.

        Response:    The Company believes that adding a discussion of Adjusted EBITDA by segment for each period would be repetitive of information provided in the paragraphs discussing operating profit in the period to period comparisons and therefore would not provide any additional information for potential investors. The Company discusses and quantifies the components of Corporate Expenses and Management Fees on pages 43, 47 and 54.

Liquidity and Capital Resources, page 54

  31.
  Please disclose the computation of the leverage ratio, including how the numerators and denominators reconcile to GAAP amounts in your financial statements.

        Response:    The Company has included a computation of the leverage ratio along with a reconciliation of the numerator and denominator to GAAP amounts in the financial statements beginning on page 57.

  32.
  Please disclose whether you are in compliance with the financial ratios in your credit facilities.

        Response:    The Company disclosed on page 56 that it was in compliance with its financial ratios in the credit facilities.

Commitments and Contingencies, Page 57

  33.
  Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

        Response:    The Company has included estimated interest payments on its term loans and senior subordinated notes in the table and has disclosed the assumptions made in deriving these amounts.

  34.
  Explain why you refinanced your debt in 2006.

        Response:    The Company refinanced its debt in 2006 to achieve four primary goals: (a) extend maturities, (b) reduce borrowing costs, (c) provide additional operating flexibility subsequent to the consummation of the offering and (d) permit the proposed use of proceeds of the offering. The Company previously disclosed the key terms of the new facilities and has added new disclosure on pages 55-56 to discuss the rationale for its 2006 refinancing.

Off-Balance Sheet Arrangements, page 57

  35.
  Please clarify the importance to the company of the off balance sheet arrangements in respect of your liquidity, capital resources, market risk support, credit risk support or other benefits. See Item 303(a)(4)(i)(B) of Regulation S-K.

        Response:    The Company has modified its disclosure on pages 59-60 to clarify that while relatively inexpensive compared to other available sources of liquidity, the Company could replace the loss of liquidity that would be associated with the receivables facility not being renewed or replaced with additional, albeit more costly, borrowings under its five year revolving credit facility.

Technology, page 80

  36.
  Disclose how many patents you own.

        Response:    The Company has added disclosure on page 83 in response to this comment.

Legal Proceedings, page 81

  37.
  Please provide the information required by Question 3 to SAB Topic 5:Y related to the claims against you for asbestos-related injuries, including tabular disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Otherwise, please tell us why you believe such disclosure is not required.

        Response:    The Company has added tabular disclosure on page 86 disclosing the number of pending cases, the number of claims filed and the number of claims dismissed, settled or otherwise resolved for the stated periods. The Company disclosed that the aggregate settlement costs it has incurred over the past 18 years has been approximately $3.5 million and does not believe that a per claim settlement average is material. In addition, the Company believes that disclosing a per claim settlement average is potentially misleading because past settlement history may not be an appropriate indicator what potential investors should expect in the future.

Management, page 83

  38.
  As disclosed in the 2006 Metaldyne proxy statement, disclose Samuel Valenti's affiliation with Heartland, Metaldyne and Valenti Capital LLC. Disclose whether any other directors or executive officers are also affiliated with Heartland, Metaldyne and/or Masco. Also revise the disclosure on page 100 to reflect Mr. Valenti's affiliation with Heartland.

        Response:    Subsequent to the date of the 2006 Metaldyne proxy and prior to the date the Company filed its registration statement, Mr. Valenti discontinued his affiliations with both Heartland and Metaldyne. The Company has added disclosure on page 87 disclosing Mr. Valenti's affiliation with Valenti Capital LLC. Except as already disclosed on pages 87-89, none of the Company's directors or executive officers are affiliated with Heartland, Metaldyne or Masco.

  39.
  Describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director. We note your disclosure regarding the Heartland and Metaldyne shareholders agreement. See Item 401(a) and (b) of Regulation S-K.

        Response:    The Company has modified its disclosure on pages 102-103 to clarify that while the TriMas Shareholders Agreement provides certain shareholders with the right to elect a number of the Company's directors, there are no arrangements or understandings between any executive officer or director on the one hand and any other person on the other hand (within the meaning of Item 401(a) and (b)) pursuant to which he was or is to be selected as an officer or director.

Principal Stockholders, page 94

  40.
  In the rows reflecting the shares of Samuel Valenti and directors and officers as a group, please tell us why you did not include the shares of common stock held by Masco Capital, of which Mr. Valenti is president and director. Alternatively, please revise to include these shares in those rows.

        Response:    Masco Capital Corporation is a wholly owned subsidiary of Masco Corp. Masco Corp. therefore has the ability to direct Mr. Valenti to vote and/or dispose of its TriMas securities. Mr. Valenti is not a director or executive officer of Masco Corp. Accordingly, the Company does not believe that Mr. Valenti has beneficial ownership (as described in Rule 13d-3) of the TriMas securities owned by Masco Capital Corporation.

  41.
  Since Messrs. Valenti, Becker, and Cohen are directors of Metaldyne, please tell us why you did not include the shares held by Metaldyne as also beneficially held by those directors. Alternatively, please revise to include those shares for these directors.

        Response:    Because Heartland owns more than 50% of the voting stock of Metaldyne, beneficial ownership of the TriMas stock owned by Metaldyne is attributed to Heartland Industrial Associates, L.L.C. and Mr. Tredwell, as the managing member of Heartland Industrial Associates, L.L.C. As noted above, Mr. Valenti is no longer a director of Metaldyne or affiliated with Heartland. The Company has added footnote disclosure on page 99 indicating that while Messrs. Becker and Cohen are directors of Metaldyne, they each disclaim beneficial ownership of the TriMas common stock owned by Metaldyne.

Related Party Transactions, page 96

  42.
  Please tell us where the Heartland Advisory Agreement and the Management Rights Agreement are filed or file these agreements as exhibits.

        Response:    The Company has filed the Heartland Advisory Agreement as an exhibit to Amendment No. 1. The Company intends to file a form of the Management Rights Agreement once it has been definitively agreed to.

Financial Statements
Report of Independent Registered Public Accounting Firm, pages F-2 and S-1

  43.
  Please amend your filing to include a signed audit opinion and consent from your independent accountant. Please also ensure that the consent covers each reference to the firm, rather than just some references. For example, page 58 references the firm and is not covered by the consent.

        Response:    Amendment No. 1 contains a signed audit opinion and consent. The reference to KPMG LLP that was on page 58 has been removed.

Statement of Shareholders' Equity, page F-6

  44.
  Please consider adding a column disclosing the changes in the number of shares issued and outstanding.

        Response:    The Company has had no changes in the number of shares issued and outstanding in 2004, 2005 and through June 30, 2006. Because Metaldyne exercised its warrant to purchase Company stock in September, the Company will consider adding a column to its statement of shareholders' equity which discloses changes in the number of shares issued and outstanding beginning with the balance sheet at September 30, 2006.

Note 3—Summary of Significant Accounting Policies, page F-8

  45.
  Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

  •
  in a footnote, the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

  •
  in MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

        Response:    The Company has revised its presentation in Note 3—Summary of Significant Accounting Policies to disclose the nature of costs included in Cost of Sales and the types of expenses included in Selling, general and administrative expenses in the consolidated statement of operations.

        The Company has also revised its existing disclosure with respect to Shipping and Handling Expenses within Note 3—Summary of Significant Accounting Policies, to clarify that freight costs are included in cost of sales and that shipping and handling costs for its Recreational Accessories segment are included in Selling, general and administrative expenses. The amount of Shipping and Handling Expenses included in Selling, general and administrative expenses is disclosed for each period presented.

        Further, the Company has added disclosure within "Management's Discussion and Analysis of Financial Condition and Results of Operations" that gross margins for its Recreational Accessories segment may not be comparable to those of other entities because the Company includes the costs of Recreational Accessories' distribution network in Selling, general and administrative expenses.

  46.
  Please disclose your presentation of consideration paid to customers. If you do not treat such consideration as reduction of sales, you should also disclose the amounts included in each expense line item. Please refer to EITF 01-9.

        Response:    The Company has advised us that the only forms of consideration paid to customers are amounts associated with volume rebate programs offered to customers in several of its businesses and cooperative advertising arrangements with retail customers in one of its businesses. These amounts are accounted for as reductions to sales as such amounts are earned by customers and are not material. The Company has expanded its existing disclosure with respect to Revenue Recognition within Note 3—Summary of Significant Accounting Policies, to clarify its accounting policy with respect thereto.

Note 7—Goodwill and Other Intangible Assets, page F-17

  47.
  You appear to amortize your customer relationship intangibles under the straight-line method assuming useful lives between six and 40 years. However, customer relationships typically have a higher rate of attrition in earlier periods with the rate of attrition declining over time. In these circumstances, the majority of cash flows derived from the acquired customer base will be recognized in income in the earlier periods, with reduced cash flows in later years. In such circumstances, an accelerated method of amortization would result in the most appropriate allocation of the intangibles cost to the periods benefited. Please tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for the customer relationship intangibles. Please refer to paragraph 12 of SFAS 142.

        Response:    The Company engaged an independent valuation firm, Duff & Phelps, LLC (f/k/a Standard & Poor's Corporate Value Consulting), to perform analysis used to value intangible assets and determine estimated useful lives. Duff & Phelps analyzed quantitative and qualitative data provided by the Company with respect to customer relationships which indicted long-term historical buying patterns with very low rates of attrition, and with little turnover expected in future periods. As such, consistent with the requirements of paragraph 12 of SFAS 142, the Company elected to use the straight-line method of amortization because it believes it best reflects the pattern in which the economic benefits of the customer relationship intangible are realized.

  48.
  You amortize certain customer relationship intangibles using a 40-year useful life. Please tell us how you determined that a 40-year useful life is appropriate. Your response should include detailed information regarding your estimate of the useful life, an explanation for the basis for all significant assumptions, and any supporting data necessary to understand your conclusion, See paragraph 12 of SFAS 142.

        Response:    The Company engaged an independent valuation firm, Duff & Phelps, LLC to perform analysis used to identify and value intangible assets of the Company's business units and determine related estimated useful lives, at the time of its acquisition (as part of the acquisition of Metaldyne by Heartland) in November 2000. Duff & Phelps analyzed the quantitative and qualitative data provided by the Company with respect to each of our customer relationship intangibles, recommended estimated useful lives, and performed valuations related thereto using the approach described below. The Company assessed this information and concluded that a 40-year estimated useful life was appropriate for certain customer relationship intangible assets.

Determination of Useful Lives

        The Company originated in 1988 and grew rapidly through a series of acquisitions of old-line industrial products companies with diverse customers. Many of the acquired companies had been operating as stand alone businesses for decades prior to being acquired by the Company. As a result of this growth through acquisition, the Company inherited many long-term customer relationships in a variety of product categories. The Company, therefore, has deep relationships with a diverse set of customers.

        As part of the valuation process, the Company identified customer groups for either specific branded products or niche market product offerings within each of its operating units. In certain of the Company's operating units, there are groups of customers significant to specific operations that exhibit long-term buying patterns historically, with little turnover expected in future periods. On a consolidated basis, TriMas does not have a single customer(s) that comprises more than 10% of revenues requiring disclosure in the consolidated financial statements. This dynamic is due to the fact that TriMas is a combination of niche diversified industrial products companies, as described above.

        For certain of the Company's customer relationship intangibles recorded at our Rieke Packaging Systems ("Rieke") and Compac Corporation ("Compac") operating units, there was no evidence of customer turnover during the historical period analyzed. Furthermore, management of these operating units indicated that these customers had been customers for many years and that they did not expect any turnover in the foreseeable future. For each of these customer groups, Duff & Phelps used historic data to determine the estimated useful lives. Management of the Company concurred with this approach.

        The Company's Customer Relationships intangible with an estimated useful life of 40 years, consists of the following:

•Rieke	—Large Industrial Customers
•Compac	—Large Industrial Customers
•Towing Products	—Hitch-Pro Network

        Our approach to determining estimated useful lives for each of these Customer Relationship intangibles is more fully discussed below.

Rieke

        Rieke designs and manufactures traditional industrial closures and dispensing products such as steel drum closures, plastic drum closures, and plastic pail dispensers and plugs. The Company analyzed Rieke's customer sales data for the years 1996 - 2000, noting that Rieke's 20 largest customers ("Large Industrial Customers") accounted for approximately 34%, or $35.9 million, of 2000 sales. These customers included: Russell Stanley, Nampac/Southcorp, Van Leer Container, Grief Bros., Letica, Plastican, Cal-Western Packaging, Evans, Ropak, General Steel Drum, Echolab, Cleveland Steel, Brockway Standard, Myers Container, U.S. Can, Astro Container, Central Can, Sherwin-Williams, Headwin and Basco. The Large Industrial Customers have been continual customers of Rieke for periods ranging from 25 - 40 years, except for Cal-Western Packaging, which has been a customer for 10 years. Through interviews with operating unit personnel, the Company and Duff & Phelps also considered the following factors with respect to Rieke's operations and its Large Industrial Customers:

  •
  Rieke competes with a very small number of companies that offer the same broad product line, and the degree of competition varies by product segment.

  •
  Rieke is an extremely well respected and recognized market participant.

  •
  Rieke has strong relationships with its Large Industrial Customers, the longevity of which is due to the quality and performance of its products.

  •
  Sales representatives and managers spend approximately 75% of their time pursuing new business as existing customers exhibit very low turnover.

  •
  Customer losses are extremely rare—the top 25 customers were customers, on average, for more than 27 years.

        Based on an analysis of the quantitative and qualitative factors outlined above, Duff & Phelps concluded there was virtually no turnover among Rieke's Large Industrial Customers. Given these facts and Rieke management's view that there was no reason to believe that any of the Large Industrial Customers would leave in the future, Duff & Phelps concluded an estimated useful life of 40 was appropriate and supportable from a valuation perspective. The Company concurred with this assessment.

Compac

        Compac manufactures flame-retardant facings and jacketing used in connection with fiberglass insulation as temperature and vapor barriers and pressure-sensitive specialty tape products used for insulation. The Company analyzed Compac's customer sales data for the years 1996 - 2000, noting that Compac's 10 largest customers ("Large Industrial Customers") accounted for approximately 66%, or $42.6 million, of its 2000 sales. These customers include: Knauf Fiberglass, Certainteed, Owens-Corning Fiberglas, Therm-all, Mansion Insulation, Specialty Products and Insulation, Scott Manufacturing, Nippon Coated Abrasives Company, BWI Distribution, and Wiremold Company. The Large Industrial Customers have been long-standing customers of Compac for periods ranging from 10 years to more than 25 years. Through interviews with operating unit personnel, the Company and Duff & Phelps also considered the following factors with respect to Compac's operations and Large Industrial Customers:

  •
  Compac does not face a significant number of competitors.

  •
  Compac is a well-recognized and respected market participant.

  •
  Large Industrial Customers have a "partner" relationship mentality with Compac due to their long association with Compac, the quality of the product, the reliability of the product, and willingness to work with them on delivery and pricing terms.

  •
  Customer losses are extremely rare—the top 25 customers have been customers on average more than 15 years.

        Based on an analysis of the quantitative and qualitative factors outlined above, Duff & Phelps concluded there was no turnover among Compac's Large Industrial Customers. Given these facts and Compac management's view that there was no reason to believe that any of the Large Industrial Customers would leave in the future, Duff & Phelps concluded an estimated useful life of 40 was appropriate and supportable from a valuation perspective. The Company concurred with this assessment.

        Towing Products, Inc.    Towing Products provides towing and hitch equipment, such as ball mounts, drawbars, hitch receivers, 5th wheel hitches and weight distribution components. The Company's Hitch-Pro customers are an independent dealership network for Towing Products and sell products under the Draw-Tite brand name. Hitch-Pro dealers are selected by Towing Products to ensure that the Company has input into the activities of these distributors and installers to assure quality, favorable end-user experience, and reliable distribution. The Hitch-Pro dealers are a significant part of Towing Products' business model and are integral to its brand and channel distribution strategy. Towing Products provides marketing, product, application, and installation support activities to these selected distributors and installers and in exchange the Hitch-Pro dealers and installers provide a reliable, ongoing source of future business with measurable value. Sales revenue of Hitch-Pro dealers in 2000 approximated $39.0 million and represented approximately 35% of Draw-Tite's overall sales.

        The Company believes the Hitch Pro dealer network, which has been a key part of Towing Products' business for more than 25 years, will continue to be an integral part of its brand and channel distribution strategy as long as the Company remains in the business of providing towing products and accessories under the Draw-Tite brand name. Towing Products and its predecessor companies has provided towing products and accessories for over 50 years, and fully expects to continue to vigorously compete in this market niche. Duff & Phelps concluded an estimated useful life of 40 years was supportable based on available data and was appropriate and supportable from a valuation perspective. The Company concurred with this assessment.

        The Company supplementally notes that it has addressed similar comments from the Staff in connection with its Form S-4 registration statement, File No. 333-100351.

  49.
  Please tell us whether you maintain records and controls to compare the actual and estimated attrition for each material customer group within the distribution network throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop. Please refer to paragraph 14 of SFAS 142.

        Response:    The Company has advised us that each of its operating units track a comprehensive set of operating and financial metrics on a monthly basis. This information includes analysis of monthly and year-to-date sales variances versus plan and analysis of sales activity with major customers including sales activity related to significant products/programs, sales order booking activity analysis, and significant new or lost business with major customers. This information is summarized and reported monthly to each operating unit's Group president and controller, as well as senior management at the Company's corporate office. In addition, on an annual basis, operating units provide sales data for their largest customers. Corporate office personnel (chief financial officer, vice president finance and director of finance operations) use this information to monitor losses of major customers and for external financial reporting requirements. If the Company permanently loses a significant customer, which was included in the valuation of its customer relationship intangibles, then the unamortized portion of value attributed to that customer is written-off in the period when such determination is made.

Note 18—Stock Options and Awards, page F-33

  50.
  Please provide us with an analysis of the stock-based compensation that you granted from January 1, 2006 through the date of your response letter. Tell us how you determined the fair value of your common stock at each relevant date. To the extent applicable, please reconcile the fair values you determined for your common stock to contemporaneous equity transactions and the anticipated IPO price range.

        Response:    The Company's stock-based compensation program is typically very limited. The Company granted its employees options to purchase shares of the Company's common stock in the amounts of 7,110, 32,780, and 18,600 on April 1, 2006, July 1, 2006, and August 1, 2006, respectively. The strike price for each grant is $23.00 per share.

        In 2006, the Company estimated the fair value of its common stock based upon preliminary IPO valuation estimates received from its lead underwriters. These estimates were based on the recent trading ranges of TriMas' peer group of public companies and its internally projected financial performance. Based on the foregoing, the Company selected $15 per share as its fair value estimate. The Company has had no contemporaneous equity transactions against which to measure this estimate of fair value and has not yet determined its IPO price range.

  51.
  Please tell us how you determined your assumed stock price volatility of 30%.

        Response:    The Company reviewed the financial statement disclosures of a peer group of 11 public companies, which management believes are comparable to the Company, and averaged their expected stock price volatility rates to estimate the Company's assumed stock price volatility of 30%. The identified group of peer companies included in this analysis was selected based upon the following factors: (1) diversification and number of end markets served; (2) the number of customers and breadth/depth of product offerings; (3) total capitalization and company size as measured in annual revenues; and, (4) similarity of the overall business model and underlying strategies to pursue organic growth of core products and markets as well as growth through acquisitions.

Note 19—Segment Information, page F-34

  52.
  Please reconcile Adjusted EBITDA to net income. Please also reconcile operating net assets to total assets. See paragraph 32 of SFAS 131.

        Response:    The Company revised the presentation of Adjusted EBITDA in Note 19—Segment Information to include line items for Discontinued Operations and Total Company Adjusted EBITDA, which now reconciles to Adjusted EBITDA amounts presented elsewhere in the prospectus. The Company has also revised its presentation of Operating Net Assets in Note 19—Segment Information to include a line item for Discontinued Operations in order to reconcile to total assets included in the Company's consolidated balance sheet.

  53.
  It is unclear why Adjusted EBITDA in this note is different from Adjusted EBITDA presented elsewhere in the filing. Please revise accordingly.

        Response:    The Adjusted EBITDA amount reported in Note 19—Segment Information included continuing operations only. This presentation has been revised to also include line items for Discontinued Operations and Total Company Adjusted EBITDA, which now reconciles to Adjusted EBITDA amounts appearing elsewhere in this filing.

  54.
  Please revise the table of non-United States revenues and assets on page F-37 to include amounts attributed to the United States and reconcile to the amounts presented in your financial statements. Please refer to paragraph 38 of SFAS 131.

        Response:    The Company has revised the table of non-United States revenues and assets on page F-39 to include amounts attributed to operations in the United States and reconcile to the amounts presented in our consolidated financial statements.

Summary Quarterly Financial Data, page F-40

  55.
  Please disclose the per share data required by Item 302(A)(l) of Regulation S-K.

        Response:    The Company has revised its presentation in Note 21—Summary Quarterly Financial Data to include per share data, for each quarterly period presented, for the following statement of operations line items: Income (loss) from continuing operations; Loss from discontinued operations, net of income taxes; Cumulative effect of change in accounting principle, net of income tax benefit; and Net income (loss).

Item 15—Recent Sales of Unregistered Securities, page II-2

  56.
  Please disclose grants of options and warrants along with their terms and fair values at issuance. Please also disclose the business reason for each issuance.

        Response:    The Company has amended its disclosure to provide available information in response to this comment.

  57.
  Please also provide disclosure for stock appreciation rights and restricted shares issued to your employees, consultants or directors.

        Response:    The Company has not issued any stock appreciation rights or restricted shares.

        Comments or questions regarding any matters with respect to Amendment No. 1 to the Form S-1 may be directed to Jonathan Schaffzin at (212) 701-3380, Douglas Horowitz at (212) 701-3036 or Jason Terrana at (212) 701-3037.

Very truly yours,
/s/Jonathan A. Schaffzin Jonathan A. Schaffzin

Pamela A. Long
Assistant Director
Mail Stop 0404
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

VIA EDGAR

cc:
Scott Watkinson
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
Grant Beard
E.R. Autry, Jr.
Joshua Sherbin
Bob Zalupski
Doug Horowitz
Jason Terrana